UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Benton, David H., Jr.
   29 Medway Branch
   Norfolk, MA  02056
   USA
2. Issuer Name and Ticker or Trading Symbol
   Progress Software Corporation
   PRGS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Principal Accounting Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |09/18/|M   | |3,000             |A  |$9.00      |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |09/18/|S   | |3,000             |D  |$25.00     |375                |D     |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Incentive Stock Option|$9.00   |09/18|M   | |1,000      |D  |03/01|04/01|Common Stock|1,000  |       |2,050 (2)   |D  |            |
                      |        |/98  |    | |           |   |/96 (|/06  |            |       |       |            |   |            |
                      |        |     |    | |           |   |1)   |     |            |       |       |            |   |            |
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Incentive Stock Option|$9.00   |09/18|M   | |2,000      |D  |03/01|08/20|Common Stock|2,000  |       |1,750 (4)   |D  |            |
                      |        |/98  |    | |           |   |/96 (|/06  |            |       |       |            |   |            |
                      |        |     |    | |           |   |3)   |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The option vests in equal monthly increments over a 60 month period commencing March 1, 1996. The option was granted subject to accelerated vesting if the Company satisfies certain performance criteria. The Company satisfied the criteria during the third quarter of its 1998 fiscal year, resulting in the vesting of the option as to 1,110 shares.
(2) On 10/01/98, options to purchase 570 shares were vested.
(3) The option vests in equal monthly increments over a 60 month period commencing March 1, 1996. The option was granted subject to accelerated vesting if the Company satisfies certain performance criteria. The Company satisfied the criteria during the third quarter of its 1998 fiscal year, resulting in the vesting of the option as to 750 shares.
(4) On 10/01/98, options to purchase 750 shares were vested.
SIGNATURE OF REPORTING PERSON
David  H. Benton,  Jr.
DATE
October 7, 1998